TAFT STETTINIUS & HOLLISTER LLP
One Indiana Square, Suite 3500
Indianapolis, Indiana 46204
Telephone: (317) 713-3500
Fax: (317) 713-3699
February 8, 2011
Pamela Long, Assistant Director
Office of Mergers & Acquisition
U.S. Securities and Exchange Commission
100 F Street, NE
Mail Stop 3628
Washington, D.C. 20549

Re:	All American Group, Inc. Amendment No. 1 to Schedule 13E-3 Filed December 17, 2010 File No. 005-19485 Amendment No. 1 to Registration Statement on Form S-4 Filed December 17, 2010 File No. 333-171241
Dear Ms. Long:
          On behalf of All American Group, Inc. (the “Company”), this letter is in response to the comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to the above-referenced filings provided in your letter dated February 7, 2011 (the “Comment Letter”). Our responses are in bold text following the text of each comment.
Schedule 13E-3
Item 3. Identity and Background of Filing Persons, page 3
1.	We reissue prior comment four as it related to Item 11 of your Schedule 13E-3.
To the extent not already included in footnote 1 to the table on page 78 of the S-4, we have added the information from Item 11 in two new paragraphs appearing on page 79.
Form S-4
General
2.	We note your response to prior comment nine. Your disclosure on page 54 discusses those directors and officers who are presently serving as directors or officers of your company. Item 18(a)(7) of Form S-4 requires disclosure of each person who will serve as an executive officer or director of the surviving company. In this regard, we note your disclosures in the third paragraph on page two and in the first two paragraphs on page 40 in which you state that only certain

Pamela Long, Assistant Director
February 8, 2011

officers and directors will continue serving in those capacities following the effective time of the merger. Please revise your disclosure on page 54 to clearly identify those individuals who will serve as executive officers and directors of the surviving company.
We have specified on page 54 that Mr. Sanford and Mr. de Armas will be the directors of AAG after the Merger. On page 56, we have indicated that Mr. de Armas, Mr. Lavers and Ms. Zuhl will be the executive officers of AAG after the Merger.
Introduction
3.	As requested in prior comment 11, please highlight that holders of the trust units may not receive any cash payment from liquidating trust. Also, disclose here and in the corresponding section on page 60 how the Schedule 13E-3 filing persons would benefit from a sale of the Specialty Vehicles business after the time period required or for a price not meeting the threshold required for the Trust to receive any proceeds from the sale. Please also clarify whether the surviving corporation has any obligation or current intention to use commercially reasonable efforts to actively seek out a transaction meeting the sale price requirements. We note that Section 5.13(b) of the Merger Agreement requires the company to use commercially reasonable efforts to sell the business prior to the Outside Sale Date.
We have highlighted the paragraph of the introduction that specifies that the holders of trust units may not receive any cash payment from the liquidating trust. We have added the requested additional information in the Introduction and on page 60.
Special Factors, page 17
Background, page 17
4.	We note your response to prior comment 19. Please provide us your legal analysis as to whether the previously-referenced liquidation analysis falls within the description of reports subject to disclosure under Item 1015 of Regulation M-A.
Item 1015 of Regulation M-A requires disclosure with respect to any report, opinion or appraisal of an outside party that is materially related to the Rule 13e-3 transaction. The referenced liquidation analysis was not performed in connection with the Merger. Rather, the financial adviser was engaged to perform the analysis before H.I.G. proposed the Merger. The Board engaged the adviser to assist it in considering whether a liquidation in bankruptcy would be of benefit to AAG’s shareholders, and the adviser did not address the fairness of the Merger Consideration and the Merger. The adviser’s analysis was delivered after the Merger was proposed by H.I.G. Given the passage of nearly two months from the delivery of the adviser’s analysis to the approval and AAG’s worsening liquidity crisis over that time, the Special Committee and the Board did not consider that analysis to be reliable in considering its decisions with respect to the Merger. Instead, the Special Committee and the Board relied on management’s liquidation analysis prepared immediately before their decisions were made. Given that the analysis was not performed in connection with the Merger and that the Special Committee and the Board relied on the later management analysis, AAG and its counsel concluded that the adviser’s analysis is not material and not subject to disclosure under Item 1015 of Regulation M-A.

Pamela Long, Assistant Director
February 8, 2011

Fairness of the Merger, page 26
5.	We note the revisions made in response to prior comment 28. Please revise the fifth bullet point in this section to more specifically quantify the expenses of remaining a reporting entity.
We have revised the bullet point on page 26 to give details of the estimated annual expenses of remaining a public company.
6.	We note your response to prior comment 29 and we reissue it. Our comment addressed the financial analyses conducted by Houlihan Lokey and not solely the liquidation analysis that underlied a portion of Houlihan Lokey’s analyses.
We have added language on page 28 to reflect the Special Committee’s and the Board’s adoption of Houlihan Lokey’s conclusion set forth in its opinion.
Opinion of Houlihan Lokey Financial Advisors, Inc., page 32
7.	We note your response to prior comment eight and this new disclosure section. It is unclear how the disclosure complies with Item 1015(b) of Regulation M-A. We disagree with the second paragraph of your response to prior comment 8: whether the special committee relied on a particular analysis in evaluating the transaction is not the determining factor under Item 1015(b)(6) of Regulation M-A.

We believe the disclosure in the proxy statement relating to Houlihan Lokey’s opinion and related presentation, dated November 8, 2010, to the Company’s Special Committee complies with Item 1015(b) of Regulation M-A and note for the Staff the following:
     • With respect to Item 1015(b)(1) (identify the outside party), we draw the Staff’s attention to the reference on page 32 of the proxy statement that the Special Committee retained Houlihan Lokey to render an opinion as to the fairness, from a financial point of view and as of the date of the opinion, of the Merger Consideration.
     • With respect to Item 1015(b)(2) (briefly describe the qualifications of the outside party), we note for the Staff the description on pages 18 and 36 of the proxy statement that Houlihan Lokey is regularly engaged to provide advisory services in connection with mergers and acquisitions, financings and financial restructuring.
     • With respect to Item 1015(b)(3) (described the method of selection of the outside party), in addition to the qualifications noted above, we note for the Staff the description on pages 18 and 36 of the proxy statement that the Special Committee selected Houlihan Lokey to render an opinion based on Houlihan Lokey’s reputation and experience.
     • With respect to Item 1015(b)(4) (describe any material relationship that existed during the past two years or is mutually understood to be contemplated and any compensation received or to be received as a result of the relationship

Pamela Long, Assistant Director
February 8, 2011

between the outside party, its affiliates and the subject company or its affiliates), we supplementally note for the Staff the disclosure on pages 36 and 37 of the proxy statement relating to investment banking, financial advisory and other financial services provided by Houlihan Lokey and certain of its affiliates in the past or currently contemplated, for which Houlihan Lokey and such affiliates have received or may receive compensation, including, among other things, having provided or currently providing certain valuation advisory services to AAG and/or H.I.G. Capital and certain of its affiliates and portfolio companies. In light of the Staff’s comment and comment #9, we supplementally advise the Staff that, except in connection with the merger, no fees were paid by the Company to Houlihan Lokey during the two-year period prior to the date of Houlihan Lokey’s opinion and we have added further disclosure quantifying the fees received by Houlihan Lokey from H.I.G. Capital during such two-year period.
     • With respect to Item 1015(b)(5) (if the report, opinion or appraisal relates to the fairness of the consideration, state whether the subject company or affiliate determined the amount of consideration to be paid or whether the outside party recommended the amount of consideration to be paid), we note for the Staff the disclosure on page 36 stating that Houlihan Lokey was not requested to, and it did not, recommend the specific consideration payable in the merger and that the type and amount of the consideration payable in the merger was determined through negotiation between the Special Committee and Acquiror.
     • With respect to Item 1015(b)(6) (furnish a summary of procedures followed, findings and recommendations, bases for and methods of arriving at such findings and recommendations, instructions received from the subject company or affiliate and any limitation imposed by the subject company or affiliate on the scope of the investigation), we refer the Staff to the disclosure on pages 32 through 37 of the proxy statement and, in particular, we note for the Staff, among other things:
     (i) the bulleted summary on page 33 of the proxy statement of the information reviewed and inquiries made by Houlihan Lokey (or the “procedures followed”) in arriving at its opinion;
     (ii) the opinion (or the “findings”) of Houlihan Lokey set forth on page 32 of the proxy statement that the Merger Consideration to be received by holders of the Common Shares (other than excluded holders) was fair, from a financial point of view, to such holders;
     (iii) the bolded text on page 32 of the proxy statement that Houlihan Lokey’s opinion was not intended to be, and does not constitute, a recommendation to the Special Committee, AAG’s board of directors, any security holder or any other person as to how to act or vote with respect to any matter relating to the merger (or the “recommendations”);
     (iv) the full paragraphs on pages 33 and 34 stating the factors and information relied upon (or the “bases for and methods of arriving at such findings”) by Houlihan Lokey in connection with its opinion, including

Pamela Long, Assistant Director
February 8, 2011

the deteriorating financial condition of the Company described to Houlihan Lokey by the Company’s management, the information and projections relating to the Company provided to Houlihan Lokey and the fact that Houlihan Lokey did not perform any financial analysis of the Company, whether relative to other companies or transactions in relevant industries, based on the discounted cash flows of the Company or otherwise, and relied upon the liquidation analysis performed by the Company’s management for purposes of Houlihan Lokey’s opinion. This liquidation analysis is already summarized on page 37 of the proxy statement;
     (v) the full paragraphs on pages 33 and 34 stating the assumptions made by Houlihan Lokey based upon the advice (or “instructions”) of the Company’s management with respect to, among other things, the Company’s financial condition, financial forecasts relating to the Company and the liquidation analysis prepared by the Company’s management;
     (vi) in addition to the limiting factors noted in clause (iv) above and as set forth in Houlihan Lokey’s opinion, the disclaimers disclosed on pages 34 and 35 to the extent considered “limitations,” including that Houlihan Lokey was not requested to and did not make any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance sheet or otherwise) of the Company or any other person, did not initiate or participate in any discussions or negotiations with, or solicit any indications of interest from, third parties with respect to the merger, negotiate the terms of the merger or advise the Special Committee, AAG or any other party as to any alternatives to the merger. We further note the disclosure appearing on page 35 of the proxy statement which states that, except as described in the summary, the Special Committee imposed no other instructions or limitations on Houlihan Lokey with respect to the investigations made or procedures followed by it in rendering its opinion.
As noted above in clause (iv), Houlihan Lokey relied for purposes of its opinion on the liquidation analysis of the Company prepared by the Company’s management and did not separately conduct other financial analyses of the Company. We note for the Staff that such liquidation analysis as well as the financial projections relating to the Company prepared by the Company’s management and contained in Houlihan Lokey’s presentation already have been summarized on pages 37 and 23, respectively, of the proxy statement. Other financial information relating to the Company contained in Houlihan Lokey’s presentations provided to the Special Committee at its November 8, 2010 meeting were implied enterprise values and revenue multiples based on the Merger Consideration and implied premiums based on certain historical trading information relating to the Company’s common stock. In light of the Staff’s comment, we have added disclosure on page 25 of the Background section to describe further such additional financial information.
8.	We reissue prior comment 31. Our comment was not intended to be limited to a situation where the special committee relied solely on the financial advisor’s opinion.

Pamela Long, Assistant Director
February 8, 2011

AAG’s independent directors and executive officers (other than those directors and executive officers that retain or obtain, directly or indirectly, an equity interest in AAG or Acquiror following consummation of the merger) are not “excluded holders” for purposes of Houlihan Lokey’s opinion. However, they may be considered affiliates of AAG. The Special Committee and the Board considered the interests of its independent directors and such executive officers in the Merger and concluded that those interests did not materially affect the fairness of the Merger to the unaffiliated shareholders. We have added language in the last bullet point on page 26 to disclose the additional factors considered by the Special Committee and the Board in determining that the Merger is fair to the unaffiliated shareholders, notwithstanding that the Company’s directors (other than Mr. Sanford and Mr. de Armas) and such executive officers are not “excluded holders.”
Miscellaneous, page 36
9.	Please quantify any and all fees Houlihan Lokey (or any of its affiliates) has received or will receive from the subject company and any of its affiliates, as required by Item 1015(b)(4) of Regulation M-A. Also, clarify in your disclosure whether Houlihan Lokey (or any of its affiliates) has committed to invest with H.I.G. Capital (or any affiliate) with respect to the current transaction.
Please see our response to comment #7 above. We have added language at page 37 disclosing that Houlihan Lokey has not committed to invest with H.I.G. Capital or its affiliates in the Merger.
Federal income tax consequences of the Merger to the Company...page 43
10.	We note your response to comment 37 in our letter dated January 13, 2011. Please revise to discuss the tax consequences of the transaction for each filing person. For example, we note that you have not discussed the tax consequences with respect to Sami W. Mnaymneh, Anthony A. Tamer, Matthew Sanford, and Fabian Armas.
We have added language beginning at the bottom of page 43 disclosing the referenced information.
Summary Financial Data page 75
11.	We note your response to comment 40. Please revise the presentation of your financial statements to disclose the ratio of earnings to fixed charges. See Item 1010(a)(3) of Regulation M-A. Be advised that although we understand that Item 503(d) of Regulation S-K refers to registered debt securities or preference equity securities, the ratio of earnings to fixed charges required by Item 1010(c)(4) is not limited to circumstances in which a company has registered debt securities and/or preference equity securities. Rather, Item 1010(a)(3) of Regulation M-A requires that the company present its ratio of earnings to fixed charges “in a manner consistent with Item 503(d) of Regulation S-K.” The fixed charges referred to by the item requirement are not limited to those associated with registered debt or preference equity securities and should be presented in all circumstances in which the company has any fixed charges.
We have added the ratio of earnings to fixed charges in the first table on page 76.

Pamela Long, Assistant Director
February 8, 2011

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     If you have any questions, please call me at 317-713-3468.
Very truly yours,
/s/ Philip L. McCool
Philip L. McCool